                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                         The Standard Register Company
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  853887-10-7
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6 Pages
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                                  SCHEDULE 13G
CUSIP NO.   853887-10-7
            ----------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fifth Third Bancorp
                      31-0854434
----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ X ]
                                                                   (b)
----------------------------------------------------------------------------
   3   SEC USE ONLY

----------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ohio corporation

----------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
                                     5,170,224
           NUMBER OF            --------------------------------------------
            SHARES                6  SHARED VOTING POWER EACH
        BENEFICIALLY                 0
           OWNED BY             --------------------------------------------
          REPORTING               7  SOLE DISPOSITIVE POWER
           PERSON                    5,167,224
            WITH                --------------------------------------------
                                  8  SHARED DISPOSITIVE POWER
                                     3,000
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,170,224
----------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                     NOT APPLICABLE
----------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     18.02%
----------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

                     HC
----------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  Page 2 of 6 Pages

CUSIP NO.   853887-10-7
            -----------

----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fifth Third Bank
                      03-0854433
----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
                                                                  (b)
----------------------------------------------------------------------------
   3   SEC USE ONLY

----------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ohio corporation
----------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
                                                 5,170,224
           NUMBER OF            --------------------------------------------
            SHARES                6  SHARED VOTING POWER EACH
        BENEFICIALLY                             0
           OWNED BY             --------------------------------------------
          REPORTING               7  SOLE DISPOSITIVE POWER
           PERSON                                5,167,224
            WITH                --------------------------------------------
                                  8  SHARED DISPOSITIVE POWER
                                                 3,000
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             5,170,224
----------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                             NOT APPLICABLE
----------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             18.02%
----------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

                             HC
----------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 6 Pages
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ITEM 1 (a)    NAME OF ISSUER:

              The Standard Register Company

ITEM 1 (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

              626 Albany Street
              Dayton, Ohio  45401


ITEM 2 (a) - (c) NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

              Fifth Third Bancorp
              38 Fountain Square Plaza
              Cincinnati, Ohio  45263

              Fifth Third Bank
              38 Fountain Square Plaza
              Cincinnati, Ohio  45263

ITEM 2 (d)    TITLE OF CLASS OF SECURITIES:

              Common Shares, $1.00 par value

ITEM 2 (e)    CUSIP NUMBER:

              853887107

ITEM 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

ITEM 4        Ownership:

              This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 5,170,224 outstanding shares of the Common Stock of The Standard Register Company, $1.00 par value.

              The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)    Amount Beneficially Owned:

       Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power no dispositive power with respect to 74,900 shares and are not deemed to be beneficially owned.

       The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:


                               Page 4 of 6 Pages

     Powers:
                                            No. of Shares
     Full voting; full dispositive                 5,167,224
     Full voting; shared dispositive                   3,000
     Full voting; no dispositive                         -0-
     Shared voting; full dispositive                     -0-
     Shared voting; shared dispositive                   -0-
     Shared voting; no dispositive                       -0-
     No voting; full dispositive                         -0-
     No voting; shared dispositive                       -0-
     No voting; not dispositive                       74,900

(b)  Percentage of Class:

     Fifth Third Bancorp has aggregate beneficial ownership of 18.02%.

(c)  Number of Shares as to which such Person has:

     (i)     Sole Power to Vote or to Direct
             the Vote                                5,170,224

     (ii)    Shared Power to Vote or to Direct
             the Vote                                        0

     (iii)   Sole Power to Dispose or to Direct
             the Disposition of                      5,167,224

     (iv)    Shared Power to Dispose or to Direct
             the disposition of                          3,000

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Fifth Third Bancorp, as parent holding company of the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

  List of Banking Subsidiaries                Federal Tax ID Number         Item 3 Classification
  ----------------------------                ---------------------         ---------------------
  Fifth Third Bank                                  31-0854433                        BK
  Fifth Third Bank of Columbus                      31-1137357                        BK
  Fifth Third Bank of Northwestern Ohio             34-4208980                        BK
  Fifth Third Trust Co. & Savings Bank, FSB         59-3085783                        BK
  Fifth Third Bank of Northern Kentucky             61-0335110                        BK


                               Page 5 of 6 Pages
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
  Fifth Third Bank of Central Indiana               35-0545660                        BK
  Fifth Third Bank of Western Ohio                  31-0676865                        BK
  Fifth Third Bank of Kentucky, Inc.                61-0290030                        BK
  Fifth Third Bank of Northeastern Ohio             34-1796329                        BK


ITEMS 8-9   NOT APPLICABLE


ITEM 10     CERTIFICATION

   By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1997
-----------------
Date


    FIFTH THIRD BANK                          THE FIFTH THIRD BANCORP


   /s/ JAMES D. BERGHAUSEN                   /s/ MICHAEL K. KEATING
-----------------------------             ------------------------------
Name:  James D. Berghausen                Name:  Michael K. Keating
Title: Senior Vice President              Title: Secretary


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